Filed by zulily, inc.

Pursuant to Rule 425 under the Securities Act of

1933

and deemed filed pursuant to Rule 14d-9 of the

Securities Exchange Act of 1934

Subject Company: zulily, inc.

Commission File No. 001-36188

Hi everybody,

Mark and I, along with the Board of Directors, are incredibly excited to announce today that zulily will become a part of Liberty Interactive Corporation’s QVC Group. By partnering with QVC, I believe we can more quickly meet our goal of innovating the ecommerce model and changing the way people shop. Please take a few minutes to read this email in its entirety. Later this morning, we will host an investor call, and then after that we will have a team meeting along with Mike George, the CEO of the QVC Group, in the auditorium so that we can share our vision and thoughts in greater detail. I encourage you to review Mike’s note to the QVC employees, up on zuNet, which you will see shares our enthusiasm for this announcement.

I have been a big fan of the QVC business for many years. About 10 years ago, Mark and I had the opportunity to go spend a day behind the scenes at QVC and meet some of the team. As I look back on the experience, it was really our first introduction to the idea of discovery based shopping and what it could be. For years, as we have told the story of zulily, Mark and I have compared the consumer experience of shopping on zulily with how customers engage with QVC and television shopping. Both companies are obsessed at their core with creating an exceptional customer experience that entertains our customers and inspires the discovery of fresh and unique product, all while providing amazing value every single day.

Today is just another milestone for us on this crazy journey to build an amazing company. We will remain focused on building the zulily brand, and our people will continue to do what we do every day – innovating and driving strong customer engagement. By combining these businesses we can achieve our goals faster. Combined under Liberty, the two companies will form one of the largest e-commerce retailers in the world. Together, we will have over $10 billion in revenue, with over $5 billion of that being generated online. In addition, together we’ll generate over $2.5 billion in mobile sales, making us one of very few companies at that scale. Together, zulily and QVC will become a leading multi-platform entertainment shopping site, spanning generations of women through a highly complementary set of customers, vendors, and corporate skillsets. We firmly believe that as a combined company under Liberty, both brands have the opportunity to accelerate our growth much faster than if either of us was on our own. Mark and I remain committed to the business and are eager to share with you some of the new growth opportunities we all have by joining forces with QVC.

For those of you not as familiar with the QVC business, I would like to give some background. Over the last 30 years, QVC has built the leading global video and e-commerce experiences, and one of the most loyal customer bases in the world. Their programming is distributed to approximately 340 million homes in the U.S., Japan, Germany, France, Austria, United Kingdom, Ireland, Italy and China. QVC has over 14 million active customers who are extremely loyal to the brand. I strongly encourage you to spend a little time watching the channels and using the site at http://www.QVC.com. QVC has built an extremely strong business financially – in 2014, they posted revenue of $8.8 billion, and generated EBITDA (earnings before interest, taxes, and depreciation) of $1.9 billion. With thousands of brands that they partner with, including many of their own proprietary brands, QVC creates live original and engaging shopping content almost 24/7, 364 days a year – making them the largest producer of live television in the world. QVC is extremely similar to us in their approach to retail – they create new and exciting daily content, launching new product styles each day. The daily freshness and product passion is what has created such a loyal base of customers with both of our brands.

When Mark and I started this business five and a half years ago, we wanted to create something that made a highly unique, differentiated shopping experience for our customers online. As we look at the next 5 to 10 years of the business, we firmly believe that this combination will be the basis for significant opportunities. Together, we believe we can create significant value for our customers and ultimately, provide more opportunities for our people for collaboration and growth. As I mentioned to you before our last earnings call, I strongly believe that growth is our biggest initiative right now. As we look to continue building on the incredibly loyal and passionate customer base that made us one of the fastest growing retailers of our time, our partnership with QVC allows us to realize that opportunity even faster.

As part of the QVC Group, our zulily brand will remain independent and there will be opportunities for partnership between two exceptionally complementary platforms. Here are just a few of the opportunities we see in front of us:

•	Adjacent customer bases: QVC has an iconic brand, especially among women aged 35-64. They have 14 million active customers around the world and some of the most loyal customers in retail with the average customer ordering 25 items a year. With QVC’s platform, we can extend our reach beyond our core audience of women primarily aged 26-45 and, more importantly, learn how to continue building on customer loyalty over time. Similarly, the QVC brand can start reaching a younger audience by leveraging our passionate, digitally-savvy customer base. I see the opportunity for a lot of cross-promotional opportunities to expose these customer bases to the uniqueness that each of us brings.

•	Deep vendor relationships and network opportunities: While QVC has a massive vendor network and proprietary set of brands (75% of product is exclusive or proprietary), they have little overlap with us today. In partnership with QVC, we can deepen our expertise into some of our newer categories such as Beauty (one of their largest categories, featuring brands we would love to carry) or Apparel Special Sizes. Similarly, we have a highly unique set of vendors and expertise in areas such as Kids’ Apparel or Maternity that they do not have. These cross-promotional opportunities should help deepen our existing offering for our customers and help some of our vendors scale even faster over time. Our vendors should be extremely excited to have the chance to drive additional exposure and, where appropriate, be featured through on-air and online programming events, reaching millions of new households.

•	Complementary platform strengths: QVC sees our expertise in technology as a huge opportunity to learn. Our proprietary technology tools ranging from personalization to our acquisition marketing platform offer the potential to significantly enhance the relevance of QVC’s existing customer service and marketing programs. Similarly, we can learn from QVC’s deep video merchandising expertise, not only for television but also for mobile and desktop. Our vendors will also be extremely excited to have the chance to drive additional exposure and, where appropriate, be featured through on-air and online programming events, reaching millions of new households.

•	Global reach: QVC’s TV distribution reaches approximately 230 million households outside of the US (wow!). They have local operations in seven countries including many we have no expertise in today, such as Japan, France, and their Joint Venture in China. Meanwhile, we have a presence in some newly launched regions, such as Mexico and Australia, that can provide QVC with opportunity.

Mark and I both want to be clear – this acquisition is not about cost savings. This is an opportunity for growth. As we have talked to the QVC team, they love what we have built and they are doing this to grow and continue to build something unique and special. QVC has built a phenomenal business with a great culture and very similar approach to bringing entertainment, discovery, and value into the daily customer experience. I think we can both learn a lot from each other. As part of the QVC family, we now have that much more opportunity to focus on what matters most for our customers—surprising and delighting her by offering a highly-diverse and well-curated offering at an incredible value, every day.

Upon the closing of the transaction, zulily will operate as a separate business unit under the QVC Group and I will continue running our company, reporting to the executive committee of Liberty Interactive led by Mike George, CEO of the QVC Group. Mark will be joining the Board of Directors of Liberty Interactive Corporation (the holding company of the QVC Group). We will continue to hire, build and delight our customers. We will stay focused on the initiatives we have outlined and continue building an amazing company.

I know you will all have a tremendous amount of questions – and I promise we will do our best to answer them all. We may not immediately have the answer to everything, but we will work to answer them the best we can and follow-up. Our goals remain the same, and we plan to continue to operate like we do, and delight our customers every day. I don’t anticipate a lot of change, other than us doing what we do best by exploring some new opportunities for growth with some incredible people.

Mark and I believe there is tremendous opportunity that remains ahead of us and with QVC, we now have even more opportunity for the brand to scale and grow. I hope you will join me, Mark, and CEO of QVC, Mike George, later this morning to further discuss the announcement and celebrate this exciting milestone in our history.

Thanks,

Darrell

P.S. If you have any questions in the meantime, I encourage you to walk through our FAQ on zuNet. We will also be taking employee questions at employeequestions@zulily.com.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of zulily referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of zulily or Liberty or to purchase shares of Liberty, nor is it a substitute for the registration statement and exchange offer materials that Liberty and/or its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Liberty and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement on Form S-4 with the SEC, and zulily will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of zulily are urged to read these documents when they become available because they will contain important information that holders of zulily securities should consider before making any decision regarding tendering their securities. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of zulily at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at http://www.sec.gov. Free copies of these documents will be made available by zulily by mail to zulily, inc., 2601 Elliott Avenue, Suite 200, Seattle, WA, 98121, Attention: Erica Yamamoto and free copies of the exchange offer materials will be made available by Liberty by directing a request to Liberty Interactive, 12300 Liberty Boulevard, Englewood, CO, 80112, Attention: Investor Relations, Telephone (720) 875-5420.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Liberty and zulily file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Liberty or zulily at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Liberty’s and zulily’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward Looking Statements

This communication includes certain forward-looking statements including statements about the proposed acquisition of zulily by Liberty, the commencement of an exchange offer for shares of zulily common stock, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new services and product offerings, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition and exchange offer. These forward looking statements speak only as of the date of this communication, and Liberty and zulily expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s or zulily’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty and zulily, including the most recent Forms 10-K and 10-Q, for additional information about Liberty and zulily and about the risks and uncertainties related to the business of each of Liberty and zulily which may affect the statements made in this communication.